Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended

Subject Company: Evergreen Bancshares, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

American Bank of Freedom

First Mid BANCSHARES, INC.

October 30, 2026

Dear American Bank of Freedom Customer:

We are pleased to announce an agreement for First Mid Bancshares, Inc., the parent company of First Mid Bank & Trust, N.A., to acquire American Bank of Freedom. We chose First Mid because of our shared commitment to personal service, strong customer relationships, and the communities we serve.

For now, please continue banking with American Bank of Freedom as you normally do. You can continue using your existing checks, debit and ATM cards, and online and mobile banking. There are no changes to how you bank today, and we will communicate any changes to your accounts or banking services in advance.

Joining First Mid will bring together the community banking experience you value with a broader range of financial solutions. Following the bank merger, customers are expected to gain access to a larger network of branches and ATMs, along with expanded lending, agricultural, wealth management, brokerage, retirement, and insurance services. Because our branch networks complement one another, we anticipate that all current American Bank of Freedom branches will remain open.

Subject to regulatory and other required approvals, we expect the acquisition to close in early 2027, followed by the merger of the banks in summer 2027. As we move through this process, we will share information about First Mid's services, what to expect, and any steps you may need to take.

We appreciate the trust you place in American Bank of Freedom. Our commitment to understanding your needs, supporting your financial goals, and serving our communities will continue as we begin this next chapter together.

If you have questions, please call American Bank of Freedom at (636) 429-3033 or visit your local branch. Updates will also be available at www.americanbankoffreedom.bank.

Thank you for the opportunity to serve you.

Sincerely,

Tim Nash
President & CEO
American Bank of Freedom

Matthew K. Smith
President & CEO
First Mid Bancshares, Inc.

MEMBER FDIC

Forward Looking Statements This docu 111 ent may contain forward - looking state 111 ents within the 111 ea nin g of the Private Sec uriti es Litigation Refor 111 Act of 1995 regarding First Mid Bancshar es , Inc . ( " F ir s t Mid " ) , Evergreen Ba n cs h a r es , Inc . ( " Eve r gree n " ) and the proposed transactions, including state 111 ents regarding anticipated benefit s , int egrat i o n , t i 111 in g , app r ova l s, custo 111 er r e l at i o n s hip s , operating r es ults , ex p e n ses , marke t cond i t i o n s , credit quality , liquidit y , loan and deposit act i vity , and other expectations regarding the combined bu s in ess . Firs t Mid intends for thes e forward - looking statements to be cove r e d by the safe harbor provisions for forward - looking statements co ntain e d in th e Private Securities Litigation Refor 111 Ac t of 1995 . Forward - looking state 111 ents, which are based on certain as s u 111 p t i o n s and describe fu t ur e p l ans , s trat eg i es and expectations, are identified by us e of the words " b e li eve ," " expect ," " in te nd , " " a nti c ip ate ," " estimate ," · ' project , " " w ill ," · ' m ay ," " s h o uld ," or similar expressions . Actual result s could differ materially fro m the results indicated by the se statements because the realization of those re s ult s is subject to many risk s and un certa inti es , includin g , among other th in gs , the possibility that the anticipated benefits of th e proposed transactions will not be realized within the expected time period ; the risk that integration of Evergreen with First Mid will be materially delayed or w ill be 111 ore costly or difficult than expected ; the inability to complete the proposed transactions due to the failure to satisfy conditions to co 111 pletion of th e proposed transactions, including failure to obtain required regulatory , shareholder and other approvals ; the failure of the proposed transactions to close for any other re aso n ; the effect of the announcement of the proposed transactions on custo 111 er relationships and operating r es ult s ; the possibility that the proposed transactions 111 ay be more expensive to co 111 plete than anticipated ; changes in interest rates ; general economic conditions and market - area conditions ; l eg i s la t i ve a nd / o r regulatory changes ; risks relating to Evergreen as a privately h e ld company whos e business and financial information ha s not been subject to public company reporting r e quir e 111 e nt s ; m o n etary and fiscal policies of the U . S . Governme n t , including policies of the U . S . Treasury and the Federal Reserv e Board ; the quality , co 111 position and valuation of l oan and inv es tme nt portfolios ; demand for loan products ; deposit fl ows ; co mp etit i o n ; demand for financial se r v i ces ; accounting p rin c i p l es , policies and guidelines ; and th e ability to complete the proposed transactions or any of the foregoing ri sks . Additional information concerning First Mid, including additional factors and ri sks that could materially affect Firs t M id ' s financial re s ult s, i s included in First Mid 's filings with the SEC, including its Annual Repo 1 ts on Fo rm I 0 - K and Quarterly Reports on Form I 0 - Q . Forward - looking statements speak only as of the date they are made . Except as r e quir ed under the federal securities law s or th e rules and regulations of the SEC , First Mid does not undertake any obligation to upd ate , r ev i se or revie w any forward - looking information , whether as a resul t of ne w in fo rm at i o n , future events or otherwise . Important Information about the Merger and Additional Information First Mid will file a registration statement on Form S - 4 with the SEC in connection with the proposed transactions . The registration statement wi 11 include a proxy statement of Evergreen that also constitutes a prospectus of First Mid , which wi 11 be sent to the shareholders of Evergreen . Evergreen shareholders are urged to read the proxy statement/prospectus when it becomes available, which will contain important information about First Mid, Evergreen and the proposed transactions, including detailed risk factors . The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC's webs it e , www . sec . gov . These documents also can be obtained free of charge by accessing First Mid ' s website at www . firstmid . com und e r the tab " In vesto r Relations" and then under " SEC Filings . " Alternatively, when ava il ab l e , these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshare s , PO Box 499 , Mattoo n , IL 6 1 938 , Attention : Investor Relations ; or fro 111 Evergreen upon written request to Evergreen Banc s h ares , In c . , 1 70 1 Macklind Ave nu e , St . Lo u is , MO 63110 , Attention : Chief Financial Officer . A final proxy state m ent / prospectus wi 11 be mailed to the shareholders of Evergreen . Participants in the Solicitation First Mid and Eve r g reen , and certain of their respective dir ec t o r s , executive officer s, and other me 111 bers of management and e mpl oyees , are participants in the so li c itation of proxies in connection with the proposed transactions . Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2026 annual meeting ofstockbolders, which was filed with the SEC on March 17 , 2026 . This document ca n be obtained free of charge from the sources provided above . Information about Eve r g r ee n ' s directors and executive office r s , a n d a description of their direct and indirect interests in the proposed tran sac tion s , by sec uri ty h o ldin gs or ot h e r w i se , will b e included in the proxy statement/prospectus when it becomes available . Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy s t ate m e nt / prospectu s for such proposed transactions when it becomes available . No Offer or Solicitation This communication shall not constitute an offer to se ll or the so li citat i o n of an offe r to buy securities, nor s h a ll there be any sale of securities in any _juri s diction in vvhich such offer , solicitation or sale would be unlawful prior to registration or qualification under the securities laws of s uch jurisdiction .